AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

March 17, 2020

VIA EDGAR

Mark Cowan, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Preliminary Proxy Statement Filings (PRE 14A) in connection with the liquidations of each of the Currency Strategies Portfolio and the Inflation Strategy Portfolio

Dear Mr. Cowan:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on March 2, 2020 concerning the preliminary proxy statements for Pacific Select Fund (the “Registrant”) on Schedule 14A, which were filed February 25, 2020 with the Commission in connection with the proposed liquidations of each of the Currency Strategies Portfolio and the Inflation Strategy Portfolio (each a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses. The staff’s comments apply to both preliminary proxy statements that were filed by the Registrant. Any capitalized terms not defined herein have the meanings as defined in the respective proxy statement of the Registrant.

1.	a. Comment: General Comments: Please confirm that each Fund will stay current on all filing obligations.

Response: So confirmed.

b. Comment: Please be sure to mark each Fund’s series and class identifiers as inactive once the respective liquidation is consummated.

Response: The Registrant agrees to do so once the Fund’s filing obligations are completed.

c. Comment: Please confirm that each Fund will use reasonable efforts to locate all shareholders.

Response: So confirmed.

d. Comment: Please confirm that each Fund will decide on the collectability of all receivables and that it will include in its respective liquidation costs anything that it believes will not be collected.

Response: So confirmed.

e. Comment: Please include an estimate of the liquidation costs in each Fund’s proxy statement.

Response: The requested disclosure will be added.

f. Comment: Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for each Fund’s liquidation (i.e., to make sure the Fund has set aside the appropriate amount of assets to cover its liabilities).

Response: No. Loss contingencies will not be accrued to the Liquidating Fund. All Contract Owners will be liquidated based on the Liquidating Fund’s net asset value on the liquidation date.

2.	Comment: Please note that the preliminary proxy statement and card should be marked as “preliminary.”

Response: The Registrant agrees to mark the preliminary proxy statement and card accordingly in future preliminary proxy statement filings.

3.	Comment: Introduction: Please change “contract/account value” to “aggregate net asset value.”

Response: The Registrant respectfully declines this request. Contract owners are familiar with the terms “contract value” and “account value” as these are terms used in the product prospectuses. The Registrant believes that using terms familiar to the contract owners will facilitate understanding of the Proposal, particularly in the introduction section of the proxy statement.

4.	Comment: Background: Consider including a “Questions & Answers” section.

Response: The Registrant has considered the suggestion and determined not to add a “Questions & Answers” section and observes that this proxy statement contains a single, straightforward proposal.

5.	Comment: The Liquidation: The first two sentences of this section state that “The Trust’s Agreement and Declaration of Trust provides that any fund of the Trust may be dissolved at any time by the Trustees by written notice to the shareholders of such fund.” Please disclose why shareholder approval is being sought.

Response: Disclosure will be added to direct shareholders to the “Summary of the Plan of Liquidation” section, which includes a description of why shareholder approval is being sought.

6.	a. Comment: Approval of the Liquidation: Please confirm that the date of the Board meeting is accurate.

Response: So confirmed.

b.	Comment: Please include any considerations adverse to the proposal for each Fund.

Response: The circumstances leading up to the proposal to the Board to liquidate each Fund did not give rise to any material considerations that were adverse.

c.	Comment: Please specify under paragraph (d) whether “alternatives to the proposed Liquidation” included merger options.

Response: The requested disclosure will be added to this section, and a conforming change will be made to the Plan of Liquidation.

7.	a. Comment: Summary of the Plan of Liquidation: In the fifth sentence under the first paragraph, please change the word “fail” to “have not transferred their money.”

Response: The requested change will be made.

b. Comment: In the second sentence under the second paragraph, please change “Significant provisions” to “All material provisions.”

Response: The requested change will be made.

8.	Comment: Effect of the Plan of Liquidation: Please change both instances of “the same value as the value of the shares” to “the same aggregate net asset value as the aggregate net asset value of the shares.”

Response: The Registrant respectfully declines this request. Please see Response 3.

9.	Comment: Purchases and transfers into the Liquidating Fund: Please explain why existing contract owners of variable annuity contracts issued by PLIC and PL&A may make purchases or transfers into the Liquidating Fund until the Liquidation Date.

Response: Purchases and transfers of the variable annuity contracts noted are managed on a different administrative system than purchases and transfers of variable life insurance policies issued by PLIC and PL&A. The technological capabilities of the administrative systems governing the variable annuity contracts account for the differences in restricting purchases and transfers into the Liquidating Fund by owners of variable annuity contracts relative to variable life insurance policies.

10.	Comment: Future allocation of premiums will be treated as orders for the Fidelity VIP Government Money Market Fund: Please consider whether there should be a caveat to this disclosure.

Response: The Registrant has considered this request and determined that a caveat is not warranted.  This disclosure only applies to orders received after the Liquidation for which a contract owner has specified an allocation into or out of the Liquidating Fund (i.e., not specified an order for another fund).  Therefore, there is no need for a caveat.

11.	a. Comment: Transfers out of the Liquidating Fund: Liquidation of an affiliated fund where investors are defaulted to a money market fund must comply with the conditions of the Northwestern Mutual line of no-action letters (“Northwestern”) (April 10, 1995).

Please confirm supplementally that the Liquidation will be completed in accordance with the conditions set forth in Northwestern.

In this regard, please confirm that Contract Owners have received notice, in the form of a supplement to the current prospectuses, that outlines their surrender rights and rights to transfer their accumulation values from the Liquidating Fund to other funding options under their contracts, without incurring any transfer or other charges, as provided in Northwestern.

Also, please confirm that after the Liquidation, all Contract Owners who have values transferred to the Fidelity VIP Government Money Market Fund will be notified that they have the same surrender and free transfer rights for another 90 days.

Response: PLIC and PL&A have informed the Trust that the Liquidation process is consistent with the Northwestern National Life Insurance Co. (April 10, 1995) line of no-action letters, consistent with industry practice, and that all affected Contract Owners will be properly notified consistent with the no-action letters. PLIC and PL&A will issue variable product supplements advising Contract Owners of the plan of liquidation, their rights to transfer out of the liquidating funds and out of the unaffiliated money market to other available funds without incurring any transfer fees or charges, and that the transfer transactions will not be treated as transfers that count toward the number of transfers allowed during a calendar year.

PLIC & PL&A will offer a 30-day free transfer period before and after the liquidation date, which is consistent with the concept of having a free transfer period as outlined in the Northwestern no-action letter and is consistent with recent Trust plans of liquidation reviewed by the Staff. The Trust was informed that PLIC & PL&A will review their respective administrative systems to see what extended periods can be accommodated in the future.

b. Comment: Please change “30 days” after the Liquidation Date in the disclosure to “90 days.”

Response: See response to 11a above.

c. Comment: Please confirm whether the supplements described in this disclosure will be the notices to Contract Owners pursuant to Northwestern. Please supplementally confirm that separate notices will also be issued after the Liquidation.

Response: So confirmed.

12.	Comment: If the Proposal is not approved: In the second sentence, please add “the Board” after “the Adviser has advised” if that is the intention.

Response: The requested change will be made.

13.	Comment: Voting rights: Class P: The second sentence states that “Each Allocation Fund will vote its proxies for the Proposal in the same proportion as the vote of all other shareholders of the Liquidating Fund (namely, the Class I shareholders of the Liquidating Fund). Please confirm supplementally whether the Allocation Funds will have redeemed out of the Liquidating Fund entirely before the vote on the Liquidation or whether the Allocation Funds will vote on the Liquidation.

Response: Holders of shares of the Liquidating Fund at the close of business on February 26, 2020 (the “Record Date”) are entitled to one vote for each share held, and a proportionate fraction of a vote for each fraction of a share held. The Allocation Funds will not have redeemed out by the Record Date and will therefore vote their respective shares of the Liquidating Fund on the Liquidation.

14.	Comment: Ownership of Shares of the Liquidating Fund: Table: Please change the third column heading to “Number of Shares Outstanding.”

Response: Information required under Item 403 of Reg. S-K is to be disclosed in this table pursuant to Item 6(d) of Schedule 14A. The Registrant believes that “Number of Shares Owned” is a better descriptor of the information required to be disclosed in this column and will revise the third column heading to that name.

15.	Comment: Required Vote: The first sentence indicates “vote of majority of votes cast that are entitled to vote” while the second sentence states majority of votes FOR will be required. Unless there is a different standard under state law, the vote should be consistent with “majority of the outstanding voting securities” of each Liquidating Fund within the meaning of the Investment Company Act of 1940, as amended.

Response: The requested change will be made.

16.	Comment: Proxy Card: A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case. Please bold face the disclosure in the proxy card that states how the proxy is intended to be voted where the Contract Owner has not indicated a choice for the proposal.

Response: The requested disclosure will be boldfaced.

If you have any questions or further comments, please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP